UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PFF Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

9337 Milliken Avenue
Address of Principal Executive Office (Street and Number)

Rancho Cucamonga, California 91730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the year ended March 31, 2008 (the “2008 Form 10-K”) by the prescribed due date of June 16, 2008 without unreasonable effort and expense.

The Registrant requires additional time to file due to the fact that: (i) the Registrant’s management, internal finance and audit departments have been required to expend substantial time and effort in connection with identifying and negotiating potential recapitalization transactions which have generated additional demands on time and resources that otherwise would have been focused on completing and filing the 2008 Form 10-K; and (ii) an analysis of the Registrant’s capital and liquidity in light of the Registrant’s execution of a definitive merger agreement to be acquired by FBOP Corporation, as disclosed in the Company’s Form 8-K filed on June 16, 2008 has not yet been completed.

The Registrant currently expects to file the 2008 Form 10-K no later than the fifteenth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory C. Talbott	(909)	941-5400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the results of operations and financial condition that will be reflected in the 2008 Form 10-K will reflect an increased provision for loan losses and an increase in nonperforming assets of the Registrant for the year ended March 31, 2008, due to the recognition of subsequent events related to the deterioration in loan quality as of March 31, 2008. The Registrant expects to report in the 2008 Form 10-K a consolidated provision for loan and lease losses of approximately $232 million for the quarter ended March 31, 2008, resulting in a consolidated net loss of approximately $204 million for the quarter.

Note: Certain matters discussed in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may relate to, among other things, statements regarding the Registrant’s intention to file its 2008 Form 10-K on or before the fifteenth day following its prescribed due date and the completion of matters necessary to permit filing by the extension deadline, expectations of the business environment in which the Registrant operates, projections of future performance, perceived opportunities in the market and statements regarding the Registrant’s strategic objectives. These forward-looking statements are based upon current management expectations and may therefore involve risks and uncertainties. The Registrant’s actual results or performance may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, the California real estate market, competitive conditions in the business and geographic areas in which the Registrant conducts its business, regulatory actions or changes, actions by lenders and customers, the possibility of a going concern explanatory paragraph in our independent registered public accountants’ opinion on the Registrant’s March 31, 2008 consolidated financial statements, the risk that the merger is not consummated due to failure to receive regulatory approval, stockholder approval or due to other events, and other risks detailed in the Registrant’s reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2007. The Registrant disclaims any obligation to subsequently revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PFF Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 16, 2008	By	/s/ Gregory C. Talbott
		Print Name	Gregory C. Talbott
		Title	Chief Financial Officer